                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


[X]  Form 10-K    [ ]  Form 20-F    [ ]  Form 11-K    [ ]  Form 10-Q
[ ]  Form N-SAR
For Period Ended:  December 31, 1999

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

________________________________________________________________________________

               Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



________________________________________________________________________________

Part I - Registrant Information

        Full Name of Registrant:        BEYOND.COM CORPORATION

        Former Name if Applicable:      SOFTWARE.NET CORPORATION

        3200 Patrick Henry Drive
________________________________________________________________________________
        Address of Principal Executive Office (Street and Number)

        Santa Clara, CA  95054
________________________________________________________________________________
        City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, Form 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

               The Form 10-K could not be filed within the prescribed time because the Registrant requires additional time to finalize year-end financial information, complete consolidation of financial statements and provide the proper applicable disclosure. The additional time is required due to, among other things, recent departures of members of Registrant's internal accounting staff. The Form 10-K could not be filed within the prescribed time without unreasonable effort or expense.


Part IV - Other Information

        (1) Name and telephone number of person to contact in regard to this notification:

            C. Richard Neely, Jr.          (408)                855-3070
                   (Name)               (Area Code)        (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X]  Yes       [ ]  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [X]  Yes       [ ]  No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant generated substantially greater revenues ($117.3 million as compared to $36.7 million) and incurred substantially greater operating expenses ($140.8 million as compared to $37.8 million) in 1999, as compared to 1998.

                             BEYOND.COM CORPORATION

                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                             BEYOND.COM CORPORATION


Date:  March 30, 2000                  By:  /s/  C. Richard Neely, Jr.
                                          ------------------------------
                                            C. Richard Neely, Jr.
                                            Interim Chief Executive Officer